Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 209451

Safe Harbor Forward - Looking Statements This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements.’’ In some cases, these forward - looking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in e ach case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable bas is for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Registration S tat ement on Form S - 1 initially filed with the Securities and Exchange Commission on February 10, 2016 as subsequently amended to date (our Registration Statement”). In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in whi ch we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. You should read carefully our “Cautionary Note Regarding Forward - Looking Information “ and the factors described in the “Risk Factors” section of our Registration Statement to better understand the risks and uncertainties inhere nt in our business. Non - GAAP Financial Measures This presentation contains supplemental financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Sensus’s management uses these non - GAAP measures in its analysis of Sensus’s performance. These measures should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP. Management believes the presentation of adjusted EBITDA, a non - GAAP financial measure that excludes the impact of stock compensation expense, interest expense, certain taxes, depreciation, and amortization, provides useful supplemental information that is essential to a prope r understanding of the financial results of Sensus. Non - GAAP measures are not formally defined by GAAP, and other entities may use calculation methods that differ from those used by Sensus . As a complement to GAAP financial measures, management believes that adjusted EBITDA assists investors who follow the practice of some investment analysts who adjust GAAP financial measures to exclude items that may obscure underlying performance and distort comparability. 2

Free Writing Prospectus This presentation highlights basic information about the Company and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus. We have filed a registration statement on Form S - 1 (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you contact: Joseph Gunnar & Co., LLC., Prospectus Department, 30 Broad Street, 11th Floor, New York, NY, 10004, telephone: (888) 248 - 6627 or email: prospectus@jgunnar.com 3

Offering Summary Issuer Sensus Healthcare, Inc. Offering Size 1,818,182 Shares (100% Primary) Over - Allotment Option 272,727 Shares (100% Primary) Expected Price Range $10.00 - $12.00 per Share Listing / Symbol NASDAQ / SRTS Use of Proceeds • Approximately $3.0 million for the expansion of sales and marketing activities, including hiring new sales representatives and a director of marketing; • Approximately $3.0 million for research and development for new products and improvements to existing products; • Up to $2.7 million to pay a dividend owed to former holders of units with a preferred return; and • The remainder for working capital and other general corporate purposes Joint Book - Running Managers Joseph Gunnar & Co. and Feltl and Company, Inc. Lead Manager Neidiger , Tucker, Bruner, Inc. 4

Overview ▪ Design and manufacture FDA - approved Superficial Radiation Therapy (SRT) technology » Strong IP portfolio (3 FDA clearances, 8 new patent applications in the process of being submitted) » Over 200 installations worldwide » Over 200,000 patients treated to date » Key markets: Dermatology, oncology and plastic surgery ▪ Disruptive technology with significant advantages compared to existing treatments » Virtually pain - free alternative to surgery for treating skin cancer » Effective treatment in reducing recurrence of keloids ▪ Large, growing, underserved market » Skin Cancer: 6M+ new cases/year by 2020 (American Cancer Society) » Keloids: 11 million individuals worldwide (National Institute of Health) ▪ Improved physician productivity and economics 5

Management Team Joseph C. Sardano, President and CEO ▪ Elscint Medical Imaging – Vice President driving Sales & Marketing, led to joint acquisition between General Electric and Picker Medical (Philips) Imaging totaling approximately $650M. ▪ GE Healthcare – GSM, Functional Imaging (Positron Emission Tomography) imaging group, capturing #1 market share as well as reaching $320 million in sales within the first 24 months. ▪ CTI Molecular Imaging/Siemens Medical Imaging – Sr. Vice President, Molecular Imaging. Built top caliber team capturing 35% market share in one year. Accelerated put - call option with Siemens resulting in an acquisition valued at $2.2 billion. Kal Fishman, CTO ▪ GE Healthcare – lead Engineering Team in fusion software development for PET/CT product ▪ Elscint Medical Imaging – Invented eNTEGRA PE™ Pocket PC™ workstation ▪ CTI Molecular Imaging – Director Sales & Marketing Richard Golin , EVP Oncology ▪ CTI Molecular Imaging – VP Sales ▪ Toshiba Medical – Regional Sales Manager ▪ Hologic – Director, Sales ▪ International Medical Technologies – President ▪ Xoft – VP Sales Arthur Levine , CFO ▪ IVAX Diagnostics – CFO ▪ Trade Street Residential – CAO ▪ Ernst & Young – Senior Manager ▪ Wharton, CPA Steve Cohen, SVP Strategic Initiatives & Dermatology ▪ Technicare (J&J) – Regional Sales Manager ▪ Don L Leasing – CEO ▪ Xoft – Regional Sales Manager ▪ Diasonics – Regional Sales Manager 6

SRT - 100 ™ Our Technology Superficial Radiation Therapy (SRT) – ▪ Proven technology » Orthovoltage was first developed in the mid - 1900s ▪ Low energy photon radiotherapy » 100% of the energy is focused directly onto the surface of the skin using custom applicators » Penetrates no deeper than 5mm below the surface of the skin ▪ Compact, 30″ x 30″ footprint » Two models: SRT - 100™ and SRT - 100 Vision™ ▪ Tissue preserving treatment ▪ Award winning product 7

Value Proposition Practice Benefits Patient Benefits ▪ Cost effective ▪ Increased productivity ▪ Excellent ROI ▪ Existing CPT codes ▪ Improved cash flow ▪ Additional treatment choices ▪ No anesthesia, cutting, stitching, or scarring ▪ Painless ▪ Comparable cure rates as Mohs Surgery (95%+) ▪ Recurrence rates < 2% ▪ Patients can continue active schedule 8 ▪ SRT - 100 and SRT - 100 Vision have significant benefits for both practitioners and patients

Skin Cancer: Large & Growing Market Source: American Cancer Society; Cancer Facts and Figures 2011 ▪ Fastest growing cancer indication with 6M+ new cases/year by 2020 ▪ 3X greater than all other cancers combined ▪ 80% of skin cancers occur on head/neck regions ▪ 31% on tip of nose 0.00 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 4.50 Volume Cancer Type Estimated Cancer Incidence Rates for 2011 31% 23% 14% 10% 6% 16% Nose Forehead, Cheek, Chin, Temple Ear Eyelid Scalp Extremeties 9 Percentage of NMSC by Location

▪ Current gold standard treatment for non - melanoma skin cancer (NMSC) ▪ Invasive & complicated ▪ Requires highly - skilled surgeon ▪ Often results in poor cosmetic outcomes in facial areas, forcing patients to consider reconstructive surgery and wound care ▪ Pre existing conditions (diabetes, heart conditions) increase risks for healing ▪ Lower limb (shin) & scalp are hard to heal areas post surgery Skin Cancer: Treatment Challenges Mohs Surgery 10

Representative SRT Treatment: Before / During / After Skin Cancer: SRT Treatment I. Initial treatment – 300 cGy dose II. Sixth treatment at end of week two – cumulative dose of 1,800 cGy III. Final treatment at end of week four 11 IV. Patient follow - up, 3.5 months post treatment

Parameter SRT Mohs Procedure Time 40 - 55 sec; 10 - 20 treatments 1 - 3 hours Treatment Type Non - Invasive Surgery Modality Therapy Mode Superficial Radiotherapy Invasive Who Rad Onc / Derm / Plastic Surgeon Mohs Surgeon Pain N Y Anesthesia N Y Practice Setup / Cost of Entry Low High Special Provisions Minimal Shielding Surgical Room Avg. Reimbursement Per Patient $1,350 $1,270 Max. Patients Per Hour 12 1 Breakeven Per Month 3 to 4 30 to 50 Cure Rates > 95% > 95% Recurrence Rates < 2% < 2% SRT - 100 vs. Mohs Surgery 12

Keloids: Large & Growing Market ▪ A keloid is an area of irregular fibrous tissue formed at the site of a scar or injury ▪ NIH estimates over 11 million individuals worldwide living with keloid scars » Genetic predisposition to having keloids: African Americans, Latinos, Asians » Incidence is estimated to be between 4.5% to 16% among ethnic skin types Source: http://www.ncbi.nlm.nih.gov/pmc/articles/PMC3225895/ Journal of Family Practice (May 2013); Keloids: Which treatment is best for your patient? 13

Representative SRT Treatment: Before / During / After Keloids: SRT Treatment 14

▪ Mono - therapeutic treatment methods may reduce the size of the keloid, but are not a permanent solution ▪ Recurrence rates of keloids are very high – up to 90% (50% at best) ▪ Expensive treatments that are often paid out of pocket; insurance does not cover treatment unless combined with SRT ▪ Significant compliance from patients ▪ Most patients are simply told by their doctors “there is no remedy” Keloids: Treatment Challenges 15

Mohs Surgeons Dermatologists Plastic Surgeons Hospitals and Surgery Center Procedures Radiation Oncologists 16 Key Sales Targets

▪ SRT reimbursement coverage available for skin cancer and keloid treatment » Skin cancer: Medicare Part B and most insurance carriers accept SRT treatment » Keloids: Aetna, Humana and other insurance carriers cover excisional surgery with SRT treatment ▪ SRT reimbursement policy changes by CMS make it more compelling to the market » Rates for other radiation modalities have been reduced, while rates for SRT have increased effective January 1, 2016 » Physician feedback based on protocols shows reimbursements to be $1,350 - $2,000 (Physician Office) and up to $4,500 per SRT - treated/ patient (Hospital) with a much simpler and easier to administer procedure, compared to other radiation modalities ▪ Seek to establish new reimbursement code values specific to SRT » Guidance from McDermott Will Emery (MWE) and McDermott+Consulting » Support from Societies such as ACOS and AAD SRT is a cost effective & sustainable treatment alternative in today’s healthcare environment Reimbursement Coverage 17

Go - to - Market Strategy ▪ Expand U.S. Operations » Sales & Marketing • Increase direct sales account reps to 20+ in 2016, 30+ in 2017 • Hire marketing director in Q2 2016 » Add clinical support professional » Add direct regional service engineer ▪ Expand International Market » Increase distribution partners in foreign markets » Received regulatory clearance in: China (Q4 2014), Israel (Q4 2015) and Russia (Q4 2015) » Targeted clearance in: Mexico (2016), Argentina, Brazil, Korea & additional foreign markets ▪ Increase Awareness of SRT Treatment for Keloids » Believe the keloids market is a bigger opportunity than NMSC » Strategize full launch with plastic surgeons and patient awareness ▪ Introduce Additional Indications and Products » Psoriasis with lower energy options ( Grenz Rays) » Early stage Melanoma & Dupuytren’s Contracture (UCSF) » IORT (Inter - Operative Radiation Therapy) development for breast 18

▪ In December 2014, we signed Chindex Medical Limited (a JV of Shanghai Fosun Pharmaceutical (Group) Ltd. and Chindex International) as our exclusive distribution partner in China ▪ Chindex currently distributes aesthetic lasers for Syneron Candella , DaVinci surgical robotics for Intuitive Surgical and Doppler ultrasound equipment for Siemens Healthcare, among other products ▪ In 2013 Chindex acquired Alma Lasers, a global innovator of laser, light - based, radiofrequency and ultrasound solutions for the aesthetic and surgical markets ▪ Chindex has country - wide distribution to our market segments throughout China and no competing SRT products ▪ In 2015, we sold 10 units in China, doubling our installed base from the prior three years ▪ In Q4 2015, we received clearance in Russia clearance ▪ In Q4 2015, we delivered the first SRT - 100 Vision outside the U.S. into Israel ▪ Targeting regulatory clearance in: Mexico (2016), Brazil, Korea and other foreign markets Foreign Distribution Channels 19

Historical Annual Results 20 $000 2013 2014 1 2015 Revenue 10,479 5,810 10,273 Cost of Sales 3,600 2,055 3,699 Gross Profit 6,879 3,755 6,574 Operating Expenses: Sales and Marketing 3,966 4,208 3,743 General & Administrative 1,453 1,650 1,586 Research & Development 1,333 1,577 1,467 Total Operating Expenses 6,752 7,435 6,796 Operating Income (Loss) 127 (3,680) (221) Interest expense, net (19) (19) (16) Net Income (Loss) 108 (3,699) (237) Adjusted EBITDA 2 443 (3,397) 170 1 2014 sales were significantly impacted by the AMA CPT ® Editorial Panel review of the reportable codes during an episode of superficial radiation therapy. Since then, the latest changes to reimbursement policies by CMS make SRT reimbursement more compelling to the market. 2 Adjusted EBITDA is a non - GAAP financial measure. Refer to the non - GAAP reconciliation and discussion in the Appendix.

Revenue Growth 48% 27% 68% 183% 0% 50% 100% 150% 200% $- $1,000 $2,000 $3,000 $4,000 $5,000 Q1 Q2 Q3 Q4 2014 2015 YOY Growth ▪ Accelerating revenue growth in recent quarters » Shipped 17 systems in Q4 2015, including 3 SRT - 100 Vision » Shipped 46 systems in 2015 compared to 24 in 2014 21

Capitalization Common Shares (Pre-IPO) 6,521,217 93.6% Warrants Outstanding 1 396,733 4.5% Options Issued 2 9,131 0.1% Restricted Shares 3 163,632 1.8% Fully Diluted shares 7,090,713 100% 1 Weighted average exercise price $3.84 2 Excluding 86,368 shares reserved for future issuance under our Equity Incentive Plan 3 Estimated restricted shares to be granted under our Equity Incentive Plan, assuming an IPO price of $11.00 per share (the midpoint of the price range set forth on the cover page of the prospectus) $000 As of December 31, 2015 Pro Forma As Adjusted1 Cash and Cash equivalents 5,065 23,465 Working Capital 4,899 20,047 Total Assets 9,636 27,458 Total Liabilities 3,714 6,389 Total Shareholders’ Equity 5,922 21,069 Long Term Debt 0 0 Revolving Line of Credit2 423 423 1 Assuming the sale of 1,818,182 shares of our common stock in this offering at an assumed IPO price of $11.00 per share (the midpoint of the price range set forth on the cover page of the prospectus), after deducting estimated discounts, fees and expenses 2 Credit line of $1,500,000 with borrowing base of 80% of eligible receivables 22

Investment Considerations 23 x Disruptive Technology with Significant Advantages Compared to Existing Treatments x Large, Growing, Underserved Market x Strong IP portfolio (3 FDA clearances, 8 new patent applications in the process of being submitted) x Over 200 Installations Worldwide x Improved Physician Productivity and Economics x Significant Growth Opportunities; Markets & Treatments x Technology Transitions Well into the New Healthcare System; Quality & Cost Effective x Compelling Clinical / Financial Data x Highly - Experienced management team SRT - 100 Vision™

Appendix 24

Non - GAAP Financial Measures 25 $000 2013 2014 2015 Net Income (Loss), as reported 108 (3,699) (237) Add: Depreciation and amortization 266 273 316 Taxes (1) 49 4 69 Interest, net 19 19 16 Stock compensation expense 1 6 6 Adjusted EBITDA, non-GAAP 443 (3,397) 170 (1) Taxes include all taxes paid by the Company other than payroll taxes, including on income, property, ad valorem and excise taxes

Skin Cancer: Competitive Landscape

Type of Procedure	Description	Challenges	Cure Rate
Mohs Surgery	Tumor is removed with a thin layer of tissues around it. Procedure is repeated until the last layer examined under the microscope is tumor free.	Expensive; invasive; painful; often poor cosmetic results; lengthy treatment and recovery time; requires highly-skilled surgeon	95-98%
Surgical Excision	Area is numbed local anesthesia, the physician use as scalpel to remove the entire growth along with a surrounding border of normal skin as a safety margin	Challenges similar to Mohs, but with lower cure rate	80%
High Dose Rate Brachytherapy	Electronic brachytherapy source in close proximity to the cancerous site; 6-8 treatments, twice per week	Limited energy levels; can only treat smaller lesions; no keloids; involved radioactive material; can only be sold to Rad. Oncs.	95%
LINAC	High dose electron beam radiation therapy- requires a bolus to attenuate beam , causes collateral tissue damage	Larger, more powerful machines designed to treat deep-tissue lesions; potential for collateral damage to adjacent healthy tissue	88%
Topical Creams	Applied once a day, 5 times a week for 6 weeks, requiring 30 satchels per treatment	Low cure rates	65%
Photodynamic Therapy	Superficial dose of high energy light delivered to surface of the skin, requires administration of photosensitizing drugs	Low cure rates	70%
SRT	Superficial radiation delivered to surface of the skin, lacking collateral tissue damage, performed at 12 to 28 fractions	Market Awareness – Sales & Marketing	95-98%

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Sensus Healthcare

Keloids: Competitive Landscape Treatment Anticipated Effects Dosing / Frequency Efficacy in Reducing Keloid Size Hygienic Relief: Washing and Drying Relief of itching, pain, general discomfort As needed N/A Antihistamines Relief of itching, pain, burning sensation As needed N/A Corticosteroid Injections Reduction in keloid size, itching Injections given every 4 - 8 weeks for several months >80% report moderate to marked regression Surgical Excision Temporary reduction in keloid size Not successful as monotherapy; combine with alternative therapies as needed Temporary; keloids typically recur after excision Pressure Therapy Reduction in keloid size Pressure of 25 - 40mm Hg for 23 - 24 h/d over several months 60% - 80% of patients report at least partial improvement Radiation Therapy (without Surgical Excision) Reduction in keloid size 10 - 20 Gy fractionated over several weeks Up to 94% of patients report improvement, but recurrence is common Silicone Occlusive Dressings Reduction in pain, itching and keloid size Applied topically for 12 - 24 h/d for 18 months 68% - 86% of patients report improvement in keloid texture, color and size; may be useful as a preventive measure 27

Intellectual Property ▪ Sensus has received two critical patents and trademarks for its initial system design and is aggressively pursuing a portfolio of patents for key features in its SRT - 100 Vision™ system. Current Patents / Trademarks ▪ Patent No. 7372940: Radiation therapy system with risk mitigation; » RadCheck ™ ▪ Patent No. 7263170: Radiation therapy system featuring rotatable filter assembly. » Water Cooled contained within ▪ Patent Submission 20130217947: Hybrid Ultrasound - Guided Superficial Radiotherapy System and Method » Hybrid IGSRT Patent Applications in Process of being Submitted (8) ▪ Covering key features in the SRT - 100 Vision system 28

CPT Codes CPT® Code Procedure Description 77280 Therapeutic radiology simulation-aided field setting; simple 77285 Therapeutic radiology simulation-aided field setting; intermediate 77290 Therapeutic radiology simulation-aided field setting; complex 77300 Basic radiation dosimetry calculation, central axis depth dose calculation 77401 Radiation treatment delivery, superficial and/or ortho voltage, per day 99201 Office or other outpatient visit for the evaluation and management of a new patient 99202 Office or other outpatient visit for the evaluation and management of a new patient 99203 Office or other outpatient visit for the evaluation and management of a new patient 99212 Office or other outpatient visit for the evaluation and management of an established patient 99213 Office or other outpatient visit for the evaluation and management of an established patient 29

SRT-100 Value Proposition

Design Feature	Practice Benefit	Clinical Advantage
Compact mobile design	▪ Mobility, reduced floor space requirements and lower setup installation costs	▪ Flexible treatment work areas & patient throughput
X-ray tube arm range of motion	▪ Fast easy treatment setup for increased patient throughput	▪ Increased positioning flexibility for difficult treatment locations
Visibility of treated area	▪ Improved treatment location accuracy reduces liability risk	▪ Visible margin clearance of treated area
Automatic warm up procedures	▪ Automatically performed based on last time of exposure for improved productivity and scheduling	▪ Improved setup time for patient treatment delivery
Rad Check	▪ Pre-treatment x-ray output verification at console display for improved productivity and patient throughput	▪ Insures accurate x-ray dose delivery to the patient
Automatic filter change	▪ Manual filtration placement is not required for improved productivity	▪ Simplified ease of system use to insure patient treatment delivery
Three backup safety timers	▪ Integrated safety & quality controls reduces liability risk	▪ Patient and clinician safety

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Sensus Healthcare

The SRT - 100 Vision™ Image - Guided Therapy “SEE & TREAT” ▪ SRT - 100 Vision is designed to: » Track disease progression » Plan treatment » Guide therapy » Administer radiation » Evaluate treatment ▪ Target teaching / research hospitals & larger community hospitals ▪ Multiple energy levels 10kV – 100kV 31

Non - Equipment Products & Services ▪ Applicators to treat various sized lesions in different areas of the body – 3 Pac ▪ Sentry TM Extended Warranty Service Program (years 2 to 5) ▪ EMR system connectivity module ▪ Opportunity for consumables program: » Disposable lead shielding replacements » Disposable radiation safety items (aprons, eye shields, etc.) » Disposable applicator tips 32

Regulatory Approvals ▪ Sensus has received U.S. FDA 510(k) marketing clearance for its SRT devices in both NMSC and Keloid treatment. ▪ Other regulatory approvals include: ▪ CE Mark (Europe) ▪ CFDA (China) ▪ Health Canada ▪ Russia ▪ Israel ▪ Actively seeking regulatory approvals in: ▪ Argentina ▪ Brazil ▪ Korea ▪ Mexico 33

Board of Directors & Medical Advisory Board 34 Board of Directors Medical Advisory Board ▪ Joseph Sardano , CEO ▪ John Heinrich, Audit/Comp ▪ Sam O’Rear , Audit ▪ William McCall, Audit/Comp Dermatology – ▪ Clay Cockerell , M.D. - TX ▪ Mark Nestor, M.D. - FL ▪ Armand Cognetta Jr., M.D. - FL ▪ William Mendenhall, M.D. – FL (Rad Onc ) ▪ Gary Monheit , M.D. - AL ▪ Angela Abbatecola , M.D. PhD. - Italy ▪ David Kent, M.D. - GA ▪ William Roth, M.D. - FL ▪ Marta Rendon, M.D. - FL ▪ David Goldberg, M.D. /J.D. - NJ ▪ Michael Beer, M.D. - CA ▪ Brian Berman, M.D., PhD. – FL Plastic Surgery – ▪ Michael Jones, M.D. – NY

Skin Cancer: Clinical Studies ▪ SRT is proven to be safe with a comparable cure rate to Mohs surgery ▪ Cognetta et al (2012) conducted a retrospective analysis on 1,715 confirmed primary cutaneous basal cell carcinoma (“BCC”) and squamous cell carcinoma (“SCC”) treated with SRT between 2000 and 2010 ▪ Cumulative recurrence rates of all tumors at 2 and 5 years were 1.9% and 5.0%, respectively Author N Treatment FUP Local Control Cognetta A. 1,715 SRT 5 years 95% (BCC & SCC) Silverman (1992) 1,288 SRT 95.6% if 1cm or less Klaus - Werner Schulte (2005) 1,267 SRT 5 years 94.9% (BCC & SCC) Hernandez – Machin B (2007) 710 SRT 5 years 94.4% BCC ; 92.7% SCC GEC (1989) 1,676 RT Min 2 years 95% if primary treatment ; 88% if recurrence 35

Keloids: Clinical Studies ▪ SRT is proven to be safe and the most effective treatment in reducing recurrence of Keloids when combined with excision surgery Study N Results Chaudhry et al (1994) 2.8% recurrence rate with a follow - up period mean of 5.6 years Jones et al (2015) 100% cure rate Doombos et al (1990) 90% control rate Klumpar et all (1994) Control rates of 72% to 92% Kovalic et al (1989) 73% control rate; decrease in recurrence rate by 50% Mitsuhashi et al (1995) 76% control rate Ragoowansi et al (2003) 9% recurrence rate at 1 - year; 16% recurrence rate at 5 - years Sallstrom et al (1989) “Good” or “excellent” results were observed in 92% of patients 36

Skin Cancer: SRT Treatment 37 Before / During / After

38 Before / During / After Skin Cancer: SRT Treatment

39 Before / During / After Skin Cancer: SRT Treatment

300 cGy 2,450 cGy 40 Before / During / After Skin Cancer: SRT Treatment

300 cGy 2,250 cGy 41 Before / During / After Skin Cancer: SRT Treatment

Before / After Keloids: SRT Treatment Before After 42

Before / After Keloids: SRT Treatment Before After 43